Exhibit 99.1

News Release

February 17, 2021

SSR MINING declares inaugural dividend

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) (“SSR Mining”) announces that its Board of Directors declared a quarterly cash dividend of US$0.05 per common share, payable on March 31, 2021 to holders of record at the close of business on March 5, 2021. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

The dividend payment applies to holders of SSR Mining’s common shares, which trade on the Toronto Stock Exchange and the Nasdaq under the symbol SSRM, and to holders of its CHESS Depositary Interests (“CDIs”), which trade on the Australian Securities Exchange under the symbol SSR. Each CDI confers a beneficial interest in one common share. Therefore, CDI holders are entitled to a dividend calculated on the same basis as the holders of SSR Mining’s common shares.

SSR Mining has sought and been granted a temporary waiver of certain of the ASX Settlement Operating Rules. Under the authority of the waiver, the processing of conversions of common shares to CDIs, or CDIs to common shares, lodged on or after March 4, 2021, will be deferred until after the record date of March 5, 2021.

The key dates with respect to the dividend are as follows:

Last date for processing requests to convert CDIs into common shares and to convert common shares into CDIs before the record date for the dividend	March 3, 2021
CDIs trade on the ASX on an ex-dividend basis	March 4, 2021
Common shares trade on the TSX and Nasdaq on an ex-dividend basis	March 4, 2021
Record date for the dividend	March 5, 2021
Processing recommences for requests to convert CDIs into common shares and to convert common shares into CDIs	March 8, 2021
Common share dividend payment date	March 31, 2021 (in Canada and the United States)
Payment of dividend to CDI holders	April 1, 2021 (in Australia)

The dates set out above are based on our current expectations and may be subject to change. If any of the dates should change, the revised dates will be announced by press release and will be available from www.ssrmining.com.

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Payments to Canadian shareholders will be made in Canadian dollars based on the exchange rate on the record date as reported by the Bank of Canada. Payments to other shareholders will be made in U.S. dollars. For CDI holders, payments will be made in Australian dollars, and it is expected to be based on the prevailing exchange rate sourced from the wholesale foreign exchange market on or around 5 business days after the record date.

As the dividend originates from Canada, non-resident withholding tax will be deducted as required by Canadian tax law. The non-resident withholding tax is 25% unless a shareholder or CDI holder has certified that he or she is a resident of a country with a tax treaty with Canada and such holder qualifies for a lower rate of withholding tax under such tax treaty. Shareholders and CDI holders who are residents of countries with which Canada has a tax treaty must certify their non-resident status every three years, or when there is a change in the holder's eligibility for the declared treaty benefits (and, in the case of a partnership or hybrid entity, when there is a change in the effective rate of withholding).

Registered Shareholders

All registered shareholders who are non-residents of Canada and who are entitled to tax treaty benefits should complete a Canadian Tax Form NR301 (or Form NR302 in the case of a partnership with non-resident partners or Form NR303 in the case of a hybrid entity) and return it prior to the dividend record date to SSR Mining’s Transfer Agent in Canada, Computershare Investor Services Inc, at the address below.

All U.S. registered shareholders are also subject to backup withholding taxes at 24%. To prevent backup withholding taxes, submit a Form W9 and return it prior to the dividend record date to SSR Mining’s Transfer Agent in Canada, Computershare Investor Services Inc, at the address below.

Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, Ontario M5J 2Y1

Shareholders who hold their shares through a broker should contact their broker directly. They do not need to return a form to Computershare in Canada.

CDI holders

CDI holders who are entitled to tax treaty benefits should download a Canadian Tax Form NR301 from www-au.computershare.com/Investor/#Company, and enter SSR into the search box. Complete the form and return it prior to the dividend record date to SSR Mining’s CDI Registrar in Australia, Computershare Investor Services Pty Limited, at the following address:

Computershare Investor Services Pty Limited

GPO Box 2106 Melbourne

Victoria 3001 Australia

All CDI holders with a registered address in the U.S. are also subject to backup withholding taxes at 24%. To prevent backup withholding taxes, submit a Form W9 and return it prior to the dividend record date to SSR Mining’s CDI Registrar at the address above.

Applicable shareholders and CDI holders that do not return the NR301 form by the record date will be subject to the non-treaty Canadian withholding tax rate of 25%.

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For more tax information, please refer to Canada Revenue Agency (CRA) website.

The content contained herein is not tax advice. Do not use or otherwise rely upon any of the content without first seeking independent tax advice.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Brian Martin, Director, Corporate Development & Investor Relations

SSR Mining Inc.

E-Mail: invest@ssrmining.com

Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

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